Exhibit 11.1

Redwood Trust, Inc.
Statement Re: Computation of Per Share Earnings

	Three Months	Nine Months
	Ended	Ended
	September 30, 2001	September 30, 2001

Basic:
Average common shares outstanding	10,392,820	9,379,286

Total	10,392,820	9,379,286

Net Income	$8,064,694	$21,207,893

Per Share Amount	$0.78	$2.26

Diluted:
Average common shares outstanding	10,392,820	9,379,286
Net effect of dilutive stock options outstanding during the period — based on the treasury stock method	359,242	286,850

Total	10,752,062	9,666,136

Net Income	$8,064,694	$21,207,893

Per Share Amount	$0.75	$2.19